United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3651

Washington, DC 20549

Attention: Hanna T. Teshome, Esq.

March 24, 2006

Re:	NovaStar Mortgage Funding Corporation and NovaStar Certificates Financing LLC

Form S-3 Shelf Registration Statement, File No. 333-131111 (the “Registration Statement”)

Dear Ms. Teshome:

We are writing to you in response to the comments that you transmitted to us on February 13, 2006 relating to the Registration Statement that NovaStar Mortgage Funding Corporation (the “NMFC”) filed with the Commission on January 19, 2006. Note that NovaStar Certificates Financing LLC is being added as a registrant (“NCFC”, and together with NMFC, the “Registrants”). We offer the responses below on behalf of the Registrants and in connection with the amendment to the Registration Statement that is today being filed on Form S-3/A.

General

1.	Although we note bracketed language showing where you plan to include information that is Regulation AB compliant, we believe your filing needs further revision to make it Regulation AB compliant. In the next amendment, please include revised disclosure, using bracketed disclosure, as appropriate. This will not only enable us to better review your shelf filing but it will also make it less likely that any form required information will not be inadvertently omitted. Please see our comments below for more specific guidance.

Response: We have made further revisions to make the registration statement Regulation AB compliant.

2.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We hereby confirm that (i) each of the Registrants and (ii) each of the issuing entities established by either Registrant that had reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the twelve months preceding the date on which the Registration Statement was originally filed with the Commission (i.e., January 19, 2006) (the “Relevant Reporting Period”), have been current and timely with their Exchange Act reporting with respect to asset-backed securities involving the same asset class during the Relevant Reporting Period. The following list of numbers are the CIK codes for NovaStar Financial Inc., the parent company of the Registrants and Novastar Mortgage Funding Corporation, the depositor which has established all of the issuing entities during the Relevant Reporting Period:

•	NovaStar Financial Inc. - 0001025953

•	NovaStar Mortgage Funding Corporation - 0001052549

3.	We note that the mortgage pool may include delinquent assets. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to Item l101(c)(2)(iii) as well as the definition of “delinquent” to be used to determine whether a pool asset is delinquent under Item 1101(d) of Regulation AB. Refer to Instruction B.5 of Form S-3.

Response: We hereby confirm that delinquent assets will not constitute 20% or more of the asset pool. We have added language to the base prospectus to that effect.

4.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that the finalized agreements will be filed simultaneously with or prior to the final prospectus all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

5.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

6.	If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB.

Response: We confirm that we will include a separate captioned section which will disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors.

7.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response: We confirm that we will include a separate captioned section which will disclose whether any affiliations or certain relationships exist between transaction parties and any related transactions referred to in Item 1119.

Prospectus Supplement

8.	Please note that the page references to the prospectus supplement refer to the blacklined copies provided to us for this review.

Cover Page

9.	Please identify the sponsor, depositor and the issuing entity on the cover page of the base prospectus and prospectus supplement. Refer to Item 1101 and 1102(a) of Regulation AB. Also, when referring to transaction parties, please use the terminology set out in Regulation AB. Please revise here and throughout accordingly.

Response: We confirm that we have identified the sponsor, depositor and issuing entity on the cover page of the base prospectus and form prospectus supplements and have revised the disclosure throughout such documents accordingly.

Summary of Prospectus, page S-1

10.	Please revise the summary to identify the participants in the transaction and to describe their roles in the transaction. Refer to Item 1103(a)(1) of Regulation AB.

Response: We have revised the summary accordingly.

11.	Please identify all the classes of securities that are not being offered by this prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

Response: We have identified all classes of securities that will not be offered by the prospectus.

12.	We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: We have added graphic illustrations of the flow of funds for each form of prospectus supplement.

13.	If applicable, please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Response: We have added language to the summary outlining situations in which pool assets may be added, removed or substituted.

Use of Proceeds, page S-20

14.	Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response: We have added a placeholder to insert the amount of expenses payable from offering proceeds.

Description of the Mortgage Pool, page S-20

15.	To the extent that the mortgage pool will include delinquent assets, please provide delinquency and loss information as indicated in Items 1100(b) and 1111(c) of Regulation AB. Refer also to Section 1.01 of the Manual of Publicly Available Telephone Interpretations: Regulation AB and Related Rules available at www.sec.gov.

Response: We have added a table in which delinquency and loss information for the mortgage pool will be disclosed.

The Seller, page S-71

16.	It appears that this section relates to the depositor/originator of this transaction. In the next amendment, please identify the originator(s) and describe the originator’s origination program and the originator’s experience in originating assets. Please refer to Item 1110 of Regulation AB and revise your disclosure accordingly.

Response: We have identified the originator and included disclosure relating to its origination program.

The Seller, page S-72

17.	It appears that this section relates to the Sponsor of this transaction. In the next amendment, please identify the sponsor and describe the sponsor’s material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB. In addition, to the extent material, describe the “size, composition and growth” of the sponsor’s past similar securitizations involving mortgage loans as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the mortgage loans. Refer to Item 1104(c) of Regulation AB.

Response: We have identified the sponsor of this program and included information regarding its material roles and responsibilities in the transaction, past similar securitizations and we have added disclosure regarding the size, composition and growth of such securitizations.

Base Prospectus

Private Securities, page 22

18.	We note that you contemplate including “Private Securities” in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section III.A.6 of SEC Release 33-8518.

Response: We have added language to the section of “Private Securities” which tracks Rule 190 and provides that any Private Securities that comprise part of an asset pool must comply with such language.

Hedge Agreements, page 30

19.	Please delete from the first sentence in this section, “similar derivative contract...and other risks.” Revise here and throughout to clarify that the hedge agreements will be limited to interest rate or currency instruments. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response: We have deleted the above referenced language in the “Hedge Agreements” section and throughout the rest of the base prospectus.

Evidence as to Compliance, page 37

20.	Please revise your disclosure to clarify that you will file a separate assessment report, attestation report and servicer compliance statement. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Response: We have revised our disclosure to clarify that separate assessment reports, attestation reports and servicer compliance statements will be filed by the appropriate parties.

21.	Please revise to clarify that you will be using Item 1122(d) as the basis for your compliance and attestation reports.

Response: We have revised our disclosure to clarify that we will use Item 1122(d) as the basis for compliance and attestation reports filed in connection with each takedown.

Reports to Holders, page 40

22.	Please revise your disclosure to describe the reports required under the transaction documents and reports to be filed with the Commission, pursuant to Item 1118(a) and (b) of Regulation AB.

Response: We have revised our disclosure to describe the reports required under the transaction documents and reports to be filed with the Commission.

23.	It does not appear that you plan to provide all information in response to Item 1121(a) of Regulation AB, nor does it appear that you plan to provide information in response to Item 1121(b) during the prefunding period. Please revise your disclosure to include this information or advise why such information would not be material to investors.

Response: We have revised the disclosure to clarify that all information in response to Item 1121(a) and the information required by Item 1121(b) during the pre-funding period will be provided to investors.

Part II

24.	It appears that the pooling and servicing agreements you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Response: We have filed new forms of pooling and servicing agreements that comply with the new requirements in Exchange Act Rule 15d-18. We have also filed new forms of sale and servicing agreement and indenture which correspond to the form of debt prospectus supplements we have filed, which also comply with the new requirements of Exchange Act Rule 15d-18.

We look forward to your response on this matter. Please contact our counsel, Christopher DiAngelo of Dewey Ballantine LLP by e-mail at cdiangelo@dbllp.com, by telephone at (212) 259-6718 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

Very truly yours,

NovaStar Mortgage Funding Corporation NovaStar Certificates Financing LLC

/s/ Scott Hartman
Scott Hartman